April 10, 2019

VIA EDGAR

Joseph McCann

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protalix BioTherapeutics, Inc. Registration Statement on Form S-3

Filed March 29, 2019
File No. 333-230604

Dear Mr. McCann:

We refer to the registration statement on Form S-3 (File No. 333-230604) (the “Registration Statement”) of Protalix BioTherapeutics, Inc., a Delaware corporation (the “Company”). In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:05 p.m. (Eastern time) on April 12, 2019 or as soon as practicable thereafter.

We thank you in advance for your time and attention to the Registration Statement. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at +972 (4) 902-8100 or YossiM@protalix.com, or the Company’s counsel, Anna T. Pinedo of Mayer Brown LLP at +1 (212) 506-2275 or apinedo@mayerbrown.com.

Sincerely,

/s/ Yossi Maimon

Yossi Maimon
Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.

cc:	Moshe Manor

Protalix BioTherapeutics, Inc.

Anna T. Pinedo
Mayer Brown LLP

2 Snunit Street, Science Park P.O.B. 455, Carmiel 20100, Israel

Tel: 972-4-988-9488 | Fax: 972-4-988-9489 | Web: www.protalix.com